SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                                           Commission File Number 1-3185

                        NOTIFICATION OF LATE FILING
[X] Form 10-Q
For the Quarter Ended:  December 31, 1995

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                     Part I - Registrant Information

Full name of registrant:
  UNITED MERCHANTS AND MANUFACTURERS, INC.

Address of principal executive office (Street and Number):
  1650 Palisade Avenue

City, State and Zip Code:
  Teaneck, NJ 07666

                     Part II - Rule 12b-25 (b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject Quarterly Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date;

                           Part III - Narrative

State below in reasonable detail the reasons why the Form 10-Q, could not be filed within the prescribed time period.

    As previously reported, effective July 31, 1995, Registrant and its 79%-owned subsidiary, Victoria Creations, Inc. ("Victoria"), each renegotiated its borrowing arrangements with its current lender.
    This renegotiated arrangement allowed the Victoria to build inventories for its Fall 1995 season and ship finished goods to its customers, creating accounts receivable. During the planning for the Spring season, Victoria noted that, as a result of distribution to new private-label channels, it would need even additional funding to build inventories for its Spring 1996 season. Victoria has been negotiating with the lender regarding the additional funding needed. The same personnel who prepare the Quarterly Reports on Form 10-Q for both the Registrant and Victoria have been preparing financial information relating to the discussions with the lender. Additional time is necessary to have the Form 10-Q completed and reviewed by all the Registrant's appropriate personnel to assure adequate disclosure.

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                        Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Norman R. Forson               (201)                   837-1700
(Name)                         (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding periods for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes  [ ] No

    Net sales for the quarter ended December 31, 1995 decreased 21% from the net sales of $16.9 million reported for the prior year's quarter. The decrease is the result of the sale by the Registrant of its retail store outlet operations in December 1994. Excluding the sales of this operation from the fiscal 1994 quarter, net sales would show an increase of 6%. Registrant will report earnings from continuing operations of approximately $3.5 million for the three months ended December 31, 1995 compared with a loss of $6.5 million for the same quarter last fiscal year. Excluding the operating loss of the retail store outlet operations from the fiscal 1994 quarter results, the loss would be $5.6 million for that quarter. The earnings from continuing operations for the current quarter include gain from sale of assets not used in the operations of $5.4 million and reflects reduced interest expense. The loss from continuing operations of the prior year's quarter includes a loss of $835,000 on sale of the retail store outlet operation.

    Net sales for the six months ended December 31, 1995 decreased 32% from the net sales of $37.1 million reported for the prior year's first half. The decrease is primarily the result of the sale by the Registrant of its retail store outlet operations in December 1994 as mentioned above. Excluding the sales of this operation from the fiscal 1994 first half, net sales would show a decrease of 7%. Registrant will report earnings from continuing operations of approximately $12.4 million for the six months ended December 31, 1995 compared with a loss of $10.0 million for the same period last fiscal year. Excluding the operating loss of the retail store outlet operations from the fiscal 1994 six months results, the loss would be $8.8 million for that period. The earnings from continuing operations for the current six months include gain from sale of assets not used in the operations of $5.4 million and reflects reduced interest expense as mentioned above. In addition, these earnings include a gain from reduction of liability for postretirement benefits other than pension reported in the quarter ended September 30, 1995. The loss from continuing operations of the prior year's six months includes the loss of $835,000 on sale of the retail store outlet operation mentioned above.

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                 UNITED MERCHANTS AND MANUFACTURERS, INC.
               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date February 14, 1996         By /s/ Norman R. Forson
                                 Norman R. Forson
                                 Senior Vice President and
                                  Comptroller








































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